Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirteenth Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the seventh session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on April 27, 2023 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 17, 2022. All of the Company’s five supervisors attended the Meeting. The following supervisors attended the meeting in person: Cao Weiqing, the chairman of the Board of Supervisors, and Niu Kailong, Wang Xiaoqing, Lai Jun and Hu Zhijun, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Cao Weiqing, the chairman of the Board of Supervisors. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the First Quarter Report of the Company for the Year of 2023

The Board of Supervisors believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2023 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2023 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2022

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

3.	Proposal on the Corporate Governance Report of the Company for the Year of 2022

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on the Internal Control Assessment Work Plan of the Company for the Year of 2023

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 27, 2023